[Letterhead of Adams Golf, Inc.]

June 17, 2009

Via EDGAR and Facsimile (703.813.6967)

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attention: Beverly A. Singleton

RE:     Adams Golf, Inc. — Item 4.01 Form 8-K Filed June 8, 2009 (File No. 1-33978)

Dear Ms. Singleton:

As requested, Adams Golf, Inc. hereby submits the following responses to the comments in your letter dated June 9, 2009 to us, which comments are set forth in italics below:

Item 4.01 Changes in Registrant’s Certifying Accountants

1.
Comment: Please amend your Item 4.01 Form 8-K in its entirety by changing the Item Tag to the filing. In this regard, we note your EDGAR submission of this Form 8-K was under Item Tag 9.01. The correct submission should have been under Item Tag 4.01 and 9.01..

Response: We will amend the filing in its entirety by changing the Item Tag to the filing from Item Tag 9.01 to Item Tag 4.01 and 9.01.

2.
Comment: In addition, please amend the disclosures to also state whether the decision to change accountants was recommended or approved by (i) any audit or similar committee of the board of directors, or (ii) the board of directors, if there is no audit or similar committee. See Item 304(a)(1)(iii) of Regulation S-K. An updated Exhibit 16 letter from the former accountants, KBA Group LLP, should also be filed indicating whether or not they agree with your amended disclosures.

Response: We will amend the disclosures in the filing to state that the decision to change accountants was approved by the board of directors of the registrant. We will also file an updated Exhibit 16 letter from the former accountants indicating whether or not they agree with our amended disclosures.

3.	Comment: The amendment should be filed as soon as possible.

Response: We will file the amendment as soon as possible.

As requested, in connection with responding to the comments, the company acknowledges that (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

ADAMS GOLF, INC.

By:           /s/ Pamela J. High
Name:  Pamela J. High
Title:    Interim Chief Financial Officer
Date:    June 17, 2009